Exhibit 99.1

Apollomics Receives Nasdaq Deficiency Notice Regarding Minimum Market Value

Requirement and Updates Rights for Vebreltinib (APL-101) in Asia

FOSTER CITY, CALIF. – June 24, 2026 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated June 18, 2026 stating that the Company is not in compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million as set forth under Nasdaq Listing Rule for continued listing on The Nasdaq Capital Market.

Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVLS of $35 million, and Nasdaq Listing Rule 5810(c)(3)(C) specifies that a deficiency occurs if the MVLS falls below this threshold for 30 consecutive business days. Based on the Company’s MVLS for the 30 consecutive business days from May 6, 2026, to June 17, 2026, the Company no longer meets this requirement. The Notice further states that the Company also does not meet the alternative requirements under Nasdaq Listing Rules 5550(b)(1) and 5550(b)(3).

According to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a 180-calendar-day compliance period to regain compliance, which expires on December 15, 2026. If, during this period, the Company’s MVLS closes at or above $35 million for a minimum of 10 consecutive business days (which may be subject to extension in Nasdaq’s discretion), Nasdaq will provide the Company written confirmation of its compliance, and the matter will be closed.

In the event the Company does not regain compliance with the Rule prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.

The Notice has no immediate effect as to the listing of the Company’s securities and the Company’s securities continue to trade on Nasdaq. There can be no assurance that the Company will regain compliance.

Corporate: Updates Rights for Vebreltinib (APL-101) in Asia

In a separate corporate development, effective June 11, 2026, Apollomics formally terminated its Collaboration and License Agreement with Launxp International Co., Ltd. due to Launxp’s failure to cure a material breach of its obligations, specifically the failure to remit the remaining upfront payment balance of $3.8 million along with applicable interest. In accordance with the terms of the agreement, all licenses previously granted to Launxp have automatically and immediately terminated.

Following Launxp’s public expression of disagreement with the termination, Apollomics formally initiated the contractually mandated dispute resolution process on June 18, 2026. This process commences with a 30-day internal negotiation period, which, if unresolved, will be followed by a subsequent escalation to the Executive Officers of both parties for further resolution. Apollomics is pursuing the recovery of the unpaid $3.8 million and associated interest, and intends to defend its termination of the agreement and its rights.

As a result of this termination, Apollomics has regained the previously licensed rights to its lead clinical asset, vebreltinib (APL-101), in Asia. Together with the rights already retained by the Company, Apollomics now holds all global rights to the asset outside of Mainland China and Macau. With this reversion, Apollomics reconsolidates its ownership across the U.S., Europe, and the broader Asia-Pacific region. This consolidated ownership allows the Company to exercise unencumbered strategic control over vebreltinib’s clinical development and future commercialization in the U.S., Europe, and the broader Asia-Pacific region, maximizing Apollomics’ flexibility to pursue future global partnerships and value-creating opportunities.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries.

For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2025, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts

Peter Lin, Chief Financial Officer

Apollomics, Inc.

1-650-209-4055

peter.lin@apollomicsinc.com

Peter Vozzo

ICR Healthcare

1-443-213-0505

Peter.Vozzo@icrhealthcare.com